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                                                                    SUB-ITEM 77E

           AIM COUNSELOR SERIES TRUST (INVESCO COUNSELOR SERIES TRUST)

                                LEGAL PROCEEDINGS

SETTLED REGULATORY ENFORCEMENT ACTIONS AND INVESTIGATIONS RELATED TO MARKET
TIMING

     On October 8, 2004, Invesco Advisers, Inc. (Invesco), successor by merger to Invesco Aim Advisors, Inc. and INVESCO Funds Group, Inc. (IFG), both former investment advisers, along with Invesco Aim Distributors, n/k/a Invesco Distributors, Inc. (Invesco Distributors) reached final settlements with certain regulators, including the Securities and Exchange Commission (SEC), the New York Attorney General and the Colorado Attorney General, to resolve civil enforcement actions and/or investigations related to market timing and related activity in the AIM Funds (n/k/a the Invesco Funds), including those formerly advised by IFG. As part of the settlements, a $325 million fair fund ($110 million of which is civil penalties) was created to compensate shareholders harmed by market timing and related activity in funds formerly advised by IFG. Additionally, Invesco and Invesco Distributors created a $50 million fair fund ($30 million of which is civil penalties) to compensate shareholders harmed by market timing and related activity in funds advised by Invesco, which was done pursuant to the terms of the settlement. The methodology of the fair funds distributions was determined by Invesco's independent distribution consultant (IDC Plan), in consultation with Invesco and the independent trustees of the Invesco Funds, and approved by the SEC on May 23, 2008.

     The IDC Plan provides for distribution to all eligible investors for the periods spanning January 1, 2000 through July 31, 2003 (for the IFG Fair Fund) and January 1, 2001 through September 30, 2003 (for the AIM Fair Fund), their proportionate share of the applicable Fair Fund to compensate such investors for injury they may have suffered as a result of market timing in the affected funds. The IDC Plan includes a provision for any residual amounts in the Fair Funds to be distributed in the future to the affected funds. Further details regarding the IDC Plan and distributions thereunder are available on Invesco's Web site, available at http://www.invesco.com/us.

PENDING REGULATORY ACTION ALLEGING MARKET TIMING

     On August 30, 2005, the West Virginia Office of the State Auditor - Securities Commission (WVASC) issued a Summary Order to Cease and Desist and Notice of Right to Hearing to Invesco and Invesco Distributors (Order No. 05-1318). The WVASC makes findings of fact that Invesco and Invesco Distributors entered into certain arrangements permitting market timing of the Invesco Funds and failed to disclose these arrangements in the prospectuses for such Funds, and conclusions of law to the effect that Invesco and Invesco Distributors violated the West Virginia securities laws. The WVASC orders Invesco and Invesco Distributors to cease any further violations and seeks to impose monetary sanctions, including restitution to affected investors, disgorgement of fees, reimbursement of investigatory, administrative and legal costs and an "administrative assessment," to be determined by the Commissioner. Initial research indicates that these damages could be limited or capped by statute. By agreement with the Commissioner of Securities, Invesco's time to respond to that Order has been indefinitely suspended.

PRIVATE CIVIL ACTIONS ALLEGING MARKET TIMING

     Multiple civil lawsuits, including purported class action and shareholder derivative suits, were filed against various parties (including, depending on the lawsuit, certain Invesco Funds, IFG, Invesco, Invesco Aim Management Group, Inc., n/k/a Invesco Management Group, Inc. and certain related entities, certain of their current and former officers and/or certain unrelated third parties) based on allegations of improper market timing and related activity in the Invesco Funds. The lawsuits were transferred to the United States District Court for the District of Maryland (the MDL Court) for consolidated or coordinated pre-trial proceedings.

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     Pursuant to an Order of the MDL Court, plaintiffs in these lawsuits consolidated their claims for pre-trial purposes into three amended complaints against various Invesco - and IFG-related parties, as described below.

  - RICHARD LEPERA, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED (LEAD PLAINTIFF: CITY OF CHICAGO DEFERRED COMPENSATION PLAN), V. INVESCO FUNDS GROUP, INC., ET AL, in the MDL Court (Case No. 04-MD-15864; No. 04-CV-00814-JFM) (originally in the United States District Court for the District of Colorado), filed on September 29, 2004.

  - CYNTHIA ESSENMACHER, ET AL., Derivatively on Behalf of the Mutual Funds, Trusts and Corporations Comprising the Invesco and AIM Family of Mutual Funds v. AMVESCAP, PLC, ET AL., in the MDL Court (Case No. 04-MD-15864-FPS; No. 04-819), filed on September 29, 2004.

  - MIRIAM CALDERON, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, V. AVZ, INC., ET AL., in the MDL Court (Case No.
     1:04-MD-15864-FPS), filed on September 29, 2004.

     On January 5, 2008, the parties reached an agreement in principle to settle both the Lepera and the Essenmacher lawsuits, subject to the MDL Court approval.

     On December 15, 2008, the parties reached an agreement in principle to settle the Calderon lawsuit, subject to the MDL Court approval. No payments were required under the settlement; however, the parties agreed that certain limited changes to benefit plans and participants' accounts would be made.

     The Court approved the settlements on October 21, 2010. There was a brief period to appeal the Court's approval; however, no appeal was filed. The payments to affected shareholders were made in January 2011. This concludes these matters.

OTHER ACTIONS INVOLVING AIM FLOATING RATE FUND N/K/A INVESCO FLOATING RATE FUND

     Invesco Floating Rate Fund was named as a defendant in a private civil action based on its position as a creditor to a certain entity that filed a petition in bankruptcy court. Set forth below is a brief description of the civil lawsuit that was served or had service of process waived.

     ADELPHIA COMMUNICATIONS CORP. AND ITS AFFILIATE DEBTORS IN POSSESSION AND OFFICIAL COMMITTEE OF UNSECURED CREDITORS OF ADELPHIA COMMUNICATIONS CORP. V. BANK OF AMERICA, INDIVIDUALLY AND AS AGENT FOR VARIOUS BANKS PARTY TO CREDIT AGREEMENTS, AIM FLOATING RATE FUND, ET AL., in the United States Bankruptcy Court for the Southern District of New York, Case No. 02-41729, filed July 6, 2003. This was an adversary proceeding by Adelphia Communications Corp. (Adelphia) and related parties, along with its Official Committee of Unsecured Creditors, against more than 360 banks, financial services companies, insurance companies, investment banks, mutual funds and other parties that had arranged for the sale of, or purchased the bank debt of, Adelphia or its related parties. Named defendants include Invesco Floating Rate Fund as a purchaser of this bank debt. The Complaint alleged that the purchasers of this bank debt knew, or should have known, that the loan proceeds would not benefit Adelphia, but instead would be used to enrich Adelphia insiders. It sought avoidance of the loans and recovery of intentionally fraudulent transfers. Invesco Floating Rate Fund and similarly situated non-agent bank lenders have negotiated a resolution to their claims as creditors in the Adelphia bankruptcy; however, this adversary proceeding continued. On June 11, 2007, the judge in this adversary proceeding ruled on the Agent Banks' Motions to Dismiss and dismissed some of the claims but left most of the suit intact. Plaintiffs filed their Amended Complaint against almost 700 defendants on October 19, 2007; but made no new allegations against Invesco Floating Rate Fund. On June 17, 2008, the Court granted, in its entirety, the Motion to Dismiss filed by a group of defendants that included Invesco

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Floating Rate Fund and dismissed all of Adelphia's claims against it. On July
17, 2008, the Invesco Floating Rate Fund's group of defendants filed a Motion to make the Dismissal a Final Judgment, which the court granted. Adelphia appealed the ruling. On May 26, 2010, the court granted a Summary Order denying the appeal and affirming the Final Judgment. On October 22, 2010, Adelphia filed with the Supreme Court a Petition of Writ of Certiorari and a motion to defer consideration of that Petition until January 3, 2011, pending judicial authorization from the Second Circuit Court of the parties' settlement. On December 15, 2011, a Settlement Agreement and Release was filed in the Second Circuit Court which dismissed with prejudice and without cost all claims against the Non-Agent Lenders. On December 20, 2011, Adelphia withdrew its petition for certiorari review at the Supreme Court. This concludes this matter.

At the present time, management of Invesco and the Invesco Funds are unable to estimate the impact, if any, that the outcome of the legal proceedings described herein may have on Invesco, Invesco Distributors or the Invesco Funds.

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